

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 6, 2007

Mr. James E. Hogue
Chief Executive Officer
Earth Energy Reserves, Inc.
671 Heinz Parkway
Estes Park, CO 80517

> **Re:** **Earth Energy Reserves, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2006**
> **Filed August 30, 2007**
> **File No. 000-51489**

Dear Mr. Hogue:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant

cc: via facsimile
        Jody M. Walker
        Attorney At Law
        (303) 220-9902